EXHIBIT 15

August 12, 2017

To:	Board of Managers, Paradyme Equities, LLC

Re:	Tax Opinion - Form 1-A Offering Statement

This opinion letter (the “Opinion”) is being furnished to you as the management of Paradyme Equities, LLC (the “Company”) pursuant to Item 608(b)(8) of Regulation S-K in connection with your submission of a Form 1-A offering registration statement under Title IV of the JOBS Act (“Offering Documents”) to the United States Securities and Exchange Commission. The Opinion complies with the requirements for written advice as outlined in Treasury Circular 203, § 10.37(a)(2) as outlined below.

We base the Opinion on reasonable factual and legal assumptions including assumptions as to future events. The assumptions are derived from your reasonable representations to us as well as the relevant legal documents pertinent to the Opinion (e.g. the Offering Documents, state filings, etc.). You should carefully review the Background and Relevant Facts section of this Opinion for accuracy and completeness as well as any request for a management representations letter. Any clarifications should be provided immediately as we reasonably rely on the truthfulness of your representations in the Opinion.

Disclaimer

The Opinion is limited to the matters discussed below and is valid only pertaining to matters of US federal taxation (unless otherwise noted) according to the statutes, regulation, case law and other guidance in effect as of the date of the Opinion. References to tax law are as contained in the Internal Revenue Code of 1986, as amended (the “Code” or “IRC”) and the regulations thereunder (“Treas. Reg.” or the “Regulations”).

The Opinion cannot, and specifically does not, provide for the specific tax treatment of any issue with respect to any individual or group of investors. Each investor’s tax situation can be different based on residency, entity form, applicable rates and mechanisms for taxation. Investors should seek their own competent advice.

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Background and Relevant Facts

1.	The Company is a duly formed limited liability company organized and registered in the state of California. The Company was formed on May 16, 2017.

2.

The Company will be managed exclusively by a manager (the “Manager”) and members will not participate in the management of the Company except in very limited circumstances (e.g. the removal of a manager, etc.).

3.	Interests in the Company are not sold on an established securities market nor will the interests of the Company be readily tradeable on a secondary securities market.

4.

The Company will earn more than 90 percent of its gross income in each taxable year in the form of interests, dividends, real property rents, gain from the sale or disposition of real or capital property or natural resource exploitation or as described in IRC § 7704(d) (“Qualifying Income”).

5.	The Company is not in bankruptcy nor is it a regulated investment company, a real estate investment trust or a real estate mortgage investment conduit for US federal income tax purposes.

6.	The Manager has not filed an Entity Classification Change Election, Form 8832, with respect to the Company.

7.	The Company is engaged in a bona fide, profit-seeking business in which managers will use members’ capital to allocate to investments that the Manager deems best.

8.	The avoidance or evasion of US federal income tax is not a significant purpose of the formation of the Company.

9.

The operations of the Company are not anticipated or expected to give rise to transactions determined by the Treasury Secretary to be “reportable” or “listed” transactions within the meaning of IRC § 6707A(c)(1) and (2).

10.

The Company will allocate items of taxable income, deductions, gains, losses and credits in accordance with the Company’s operating agreement affecting members’ capital accounts and giving the allocations to members and Manager substantial economic effect.

11.	The formation and operations of the Company have real economic substance within the meaning of IRC § 7701(o).

Issues Addressed

1.	What is the proper US federal income tax classification of the Company?

2.	What is the tax treatment to the Company of members’ securities subscriptions?

3.	How should income, deductions and credits be allocated to members?

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Conclusions

1.	The Company should be classified as a partnership for US federal income tax purposes.

However, if the interest of the Company become readily tradeable on a secondary market, then the Company could be treated as a publicly traded partnership (“PTP”). If, the Company becomes a PTP and less than 90 percent of its gross income is Qualifying Income, the Company should be treated as a taxable corporation.

For the sake of completeness, the Company should not be classified as a tax shelter nor required to register as such. In 2004, the Code was amended to remove tax shelter registration requirements in favor of registration of material advisors in certain listed or reportable transactions. The Company should not be subject to that material advisor registration requirement.

2.	The proceeds from the issuance of membership interest in the Company in connection with the Offering Documents should not be treated as taxable income to the Company.

3.	Items of income, deductions and credits should be allocated to members in accordance with the operating agreement of the Company.

Generally, these items would be taxable to the members rather than the Company and should be considered “passive” in nature with respect to the passive activity loss rules.

Allocations of income to non-US taxpayers is subject to IRC § 1446, or IRC § 1445 in the case of gains allocated to non-US taxpayers from the sale of real property located in the US, and requires the Company to withhold and remit certain income taxes.

Discussion and Analysis

Classification of the Company

In the absence of another provision, the default treatment of an entity is governed by the subsections of Treas. Reg. § 301.7701-3. Under these regulations, a domestic, non-corporate entity with two or more members is treated as a partnership for US federal income tax purposes (Treas. Reg. § 301.7701-3(b)(1)(i)) by default. Domestic, non-corporate entities are eligible to make an entity classification election under Treas. Reg. § 301.7701-3(c) to be treated as a corporation.

The provisions above notwithstanding, IRC § 7704 provides that certain partnerships, even without making an entity classification election to be treated as a corporation, may be taxed as a corporation if they are a PTP where less than 90 percent of the income of the entity is Qualifying Income.

A partnership is a PTP if the interests in the partnership are traded on an established securities market or readily tradable on a secondary market (IRC § 7704(b)).

A PTP will be treated and taxed as a corporation if less than 90 percent of its gross income in any taxable year is Qualifying Income. IRC § 7704(d) provides that Qualifying Income consists of interest, dividends, real property rents, gain from the sale or disposition of real property, income or gains derived from the exploration of certain natural resources, gain from the sale or disposition of a capital asset.

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-	Analysis

The Company is a limited liability company and not a corporate entity. The Company has or will have more than one owner. The Manager did not file an entity classification election. The Company is not a PTP. Therefore, the Company should be treated as a partnership for US federal income tax purposes.

If, through circumstances beyond its control, the Company’s interests become readily tradable on a secondary exchange or marketplace, the Company could become a PTP. If, as a PTP, the constitution of gross income of the Company falls below 90 percent Qualifying Income, then the Company will be treated and taxed as a corporation.

For entities created after October 22, 2004, the American Jobs Creation Act of 2004 removed the tax shelter registration requirements and replaced them with a registration mechanism for material advisors of reportable or listed transactions contained in IRC § 6662. As the Company is not engaged, nor planning to engage in, reportable or listed transactions, the provisions of IRC § 6662 are not expected to apply.

Treatment of Members’ Subscriptions

IRC § 721(a) provides that a partnership should not recognize gain or loss in the case of property (including cash subscriptions) contributed to a partnership in exchange for an interest in the partnership.

-	Analysis

Members’ capital commitments are treated as property contributed to a partnership in exchange for an interest in the partnership. Therefore, under the terms of the Offering Documents, the Company should not recognize income on the receipt of members’ capital proceeds.

Allocation of Income to Members

IRC § 701 provides that partnerships are generally not subject to income tax on their own account. The mechanism for taxation is to pass all items of income, loss, deductions, credits, etc. to the members in their proportionate share, subject to important exceptions for property other than cash (IRC § 704) or allocations to non-US partners. IRC § 469 provides that the income or loss allocated from the partnership should be considered “passive” when derived from activities where the partner does not materially participate in the business.

To minimize abusive partnership allocations, the Code and Regulations provide that property contributed to a partnership with a different fair market value than tax basis requires adjustments to the allocations (IRC § 704(c)). As the Offering Documents prescribe the contribution of cash, a further discussion of special allocations is not necessary.

To provide for efficient tax collection from non-US partners, the Code requires partnership to collect and remit withholding taxes on certain amounts allocable to non-US partners that is effectively connected with the conduct of a US trade or business (IRC § 1445) or gains from the sale of real property interests located in the US (IRC § 1446). A further discussion of these non-US partner withholdings can be provided at the appropriate time.

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-	Analysis

The Offering Documents provide extensive provisions on how items are to be allocated among the different classes of interests as well as in what percentage of those different classes. The allocations are reflected in capital accounts and have substantial economic effect. Therefore, the individual items of income, loss, deductions, credits, etc. should flow-through to the partners in their proportionate share.

Because members do not materially participate in the Company, their income or loss should generally be considered “passive” with respect to the passive activity loss rules.

Special allocation provisions should not be applicable to the Company as the partners will only be contributing cash in exchange for interests in the Company.

Withholding provisions for non-US partners can be discussed in more detail as they become applicable but further conclusions are outside the scope of the Opinion.

Please let us know if you have any questions or concerns regarding the above.

Best regards,

IndigoSpire Advisors

IndigoSpire Advisors, LLC

San Jose, CA

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